                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               Komag, Incorporated
                                (Name of Issuer)


                    Common Stock, $0.001 Par Value Per Share
                         (Title of Class of Securities)


                                   500453-10-5
                                 (CUSIP Number)

                                Ronald J. Buschur
                      President and Chief Operating Officer
                           HMT Technology Corporation
                                1055 Page Avenue
                                Fremont, CA 94538
                                 (510) 490-3100
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 April 26, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No.         500453-10-5                                 PAGE 2 OF 13 PAGES
                  -----------                                 ------------------

1               NAME OF REPORTING PERSON

                      HMT Technology Corporation
                      S.S. or I.R.S. INDENTIFICATION NO. OF ABOVE PERSON

                                                  94-3084354
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [ ]

                                                                      (b)  [ ]
3               SEC USE ONLY

4               SOURCE OF FUNDS
                       WC,OO

5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e):                            [ ]

6               CITIZENSHIP OR PLACE OF ORGANIZATION
                       State of Delaware

                     |       |
NUMBER OF            |   7   |      SOLE VOTING POWER
SHARES               |       |          13,144,754(1)
BENEFICIALLY                 |_____|____________________________________________
OWNED BY             |       |
EACH                 |   8   |      SHARED VOTING POWER
REPORTING            |       |           1,515,469(2)
PERSON WITH                  |_____|____________________________________________
                     |       |
                     |   9   |      SOLE DISPOSITIVE POWER
                     |       |          13,144,754(1)
                             |_____|____________________________________________
                     |       |
                     |  10   |      SHARED DISPOSITIVE POWER
                     |       |           0
_____________________|_______|__________________________________________________

11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     14,660,223(1)(2)

12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                              [ ]

13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        18.2%

14             TYPE OF REPORTING PERSON
                       CO

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Integrated Systems Consulting Group, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

           (1) In the event the Option (discussed in Items 3 and 4 below) becomes exercisable and is exercised in full, HMT Technology Corporation ("HMT") will have sole voting power with respect to 13,144,754 shares of Common Stock of Komag, Incorporated ("Komag"), which, based upon the 66,054,041 shares of Komag Common Stock outstanding as of April 19, 2000 (as represented by Komag in the Reorganization Agreement discussed in Items 3 and 4) represents 19.9% of the outstanding shares of Komag Common Stock, excluding the shares of Komag Common Stock issuable upon exercise of the Option. The 13,144,754 shares issuable under the Option equal 16.6% of the outstanding shares of Komag Common Stock after giving effect to the issuance of shares upon exercise of the Option. Prior to the exercise of the Option, HMT is not entitled to any rights as a stockholder of Komag as to the shares of Komag Common Stock covered by the Option. The Option may only be exercised upon the happening of certain events referred to in
Item 4, none of which has occurred as of the date hereof. HMT expressly disclaims beneficial ownership of any of the shares of Komag Common Stock which are purchasable by HMT upon exercise of the Option until such time as HMT purchases any such shares of Komag Common Stock upon any such exercise.

           (2) 1,515,469 shares of Komag Common Stock including 1,230,325 shares of Komag Common Stock subject to options exercisable within 60 days, are subject to Voting Agreements entered into by HMT and certain stockholders of Komag (discussed in Items 3 and 4 below). HMT expressly disclaims beneficial ownership of any of the shares of Komag Common Stock covered by the Voting Agreements. Based on the number of shares of Komag Common Stock outstanding as of April 19, 2000 (as represented by Komag in the Reorganization Agreement discussed in Items 3

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CUSIP No.         500453-10-5                                 PAGE 3 OF 13 PAGES
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and 4), the number of shares of Komag Common Stock indicated represents approximately 2.3% of the outstanding Komag Common Stock, excluding the shares of Komag Common Stock issuable upon exercise of the Option.

CUSIP No.         500453-10-5                                 PAGE 4 OF 13 PAGES
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ITEM 1.           SECURITY AND ISSUER

             This statement on Schedule 13D relates to the Common Stock, $0.001 par value per share (the "Komag Common Stock"), of Komag, Incorporated., a Delaware corporation ("Komag" or "Issuer"). The principal executive offices of Komag are located at 1710 Automation Parkway, San Jose, California 94538.

ITEM 2.           IDENTITY AND BACKGROUND

             (a) Name of Person Filing

             HMT Technology Corporation, a Delaware corporation ("HMT"). HMT designs, manufactures and markets thin-film media, the primary storage medium for digital data used in computer hard disk drives.

             (b) Residence or Business Address

             HMT Technology Corporation 1055 Page Avenue, Fremont, CA 94538

             (c) Set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of HMT's executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

             (d) During the past five years, neither HMT nor, to HMT's knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

             (e) During the past five years, neither HMT nor, to HMT's knowledge, any person named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

             (f) All of the directors and executive officers of HMT named in
             Schedule I to this Schedule 13D are citizens of the United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

             Pursuant to an Agreement and Plan of Merger and Reorganization dated April 26, 2000 (the "Reorganization Agreement") among Komag, KHM, Inc., a Delaware corporation and wholly-owned subsidiary of Komag ("Merger Sub"), and HMT, and subject to the conditions set forth therein (including approval by the stockholders of Komag and HMT), Merger Sub will be merged with and into HMT (such events constituting the "Merger"), with each share of HMT Common Stock, $0.001 par value per share (the "HMT Common Stock"), being converted into the right to receive 0.9094 shares of Komag's Common Stock. HMT will become a wholly-owned subsidiary of Komag. Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into HMT with HMT remaining as the surviving corporation (the "Surviving Corporation").

           As an inducement to HMT to enter into the Reorganization Agreement, HMT and Komag entered into a Parent Stock Option Agreement dated as of April 26, 2000 (the "Stock Option Agreement") pursuant to which Komag granted HMT the right (the "Option"), under certain conditions, to acquire up to 13,144,754 shares of Komag Common Stock which, based upon the 66,050,041 shares of Komag Common Stock outstanding as of April 19, 2000 (as represented by Komag in the Reorganization Agreement discussed in Items 3 and 4) equals 19.9% of Komag's outstanding Common Stock, excluding shares of Komag Common Stock issuable upon exercise of the Option. Komag's obligation to issue shares pursuant to the exercise of the Option is subject to the occurrence of certain events (discussed in Item 4 below), which may not occur. The granting of the Option was negotiated as a material term of the entire Merger transaction. HMT did not pay additional consideration to Komag in connection with Komag entering into the Stock Option Agreement and granting the Option. In the event the Option becomes exercisable, HMT anticipates it will use working capital for any exercise of the Option.

           As a further inducement for HMT to enter into the Reorganization Agreement and in consideration thereof, certain stockholders of Komag (the "Stockholders") entered into individual voting agreements with HMT (collectively the "Voting Agreements") whereby each Stockholder agreed, severally and not jointly, to vote all of the shares of Komag Common Stock beneficially owned by him in favor of approval and adoption of the Reorganization Agreement and approval of the Merger and certain related matters. 1,515,469 shares of Komag Common Stock including 1,230,325 shares of Komag Common Stock subject to options exercisable within 60 days are subject to the Voting Agreements. HMT did not pay additional consideration to any Stockholder in connection with the execution and delivery of the Voting Agreements.

             References to, and descriptions of, the Merger, the Reorganization Agreement, the Stock Option Agreement and the Voting Agreements as set forth herein are qualified in their entirety by reference to the copies of the Reorganization Agreement, the Stock Option Agreement and the Voting Agreement, respectively, included as Exhibits 99.1, 99.2 and 99.3, respectively, to this
Schedule 13D, and are incorporated herein in their entirety where such references and descriptions appear.

CUSIP No.         500453-10-5                                 PAGE 5 OF 13 PAGES
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ITEM 4.           PURPOSE OF TRANSACTION

(a) - (b) As described in Item 3 above, this statement relates to the merger of Merger Sub, a wholly-owned subsidiary of Komag, with and into HMT in a statutory merger pursuant to the Delaware General Corporation Law ("Delaware Law"). At the effective time of the Merger (the "Effective Time"), the separate existence of Merger Sub will cease, and HMT will continue as the surviving corporation and as a wholly-owned subsidiary of Komag. Komag will assume each outstanding option to purchase HMT Common Stock under HMT's stock option plans. The officers and directors of the Surviving Corporation immediately after the Effective Time shall be the officers and directors of Merger Sub immediately prior to the Effective Time and shall serve as the officers and directors of the Surviving Corporation until their respective successors are elected and qualified or duly appointed, as the case may be. The Certificate of Incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the Certificate of Incorporation of Merger Sub as in effect immediately prior to the Effective Time; provided, however, that at the Effective Time the Certificate of Incorporation of the Surviving Corporation shall be amended so that the name of the Surviving Corporation shall be HMT Technology Corporation. The Bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the Bylaws of Merger Sub as in effect immediately prior to the Effective Time.

Merger Consideration. In connection with the Merger, holders of outstanding HMT Common Stock will receive, in exchange for each share of HMT Common Stock held by them, 0.9094 shares of Komag Common Stock. In addition, Komag will assume all options outstanding under HMT's 1996 Equity Incentive Plan, 1995 Management Stock Option Plan, 1995 Stock Option Plan, Employee Stock Purchase Plan and 1996 Non-employee Director Stock Option Plan. If the Merger is consummated, HMT Common Stock will be deregistered under the Exchange Act and delisted from the Nasdaq National Market.

The Reorganization Agreement contains customary representations and warranties on the part of HMT and Komag, and the consummation of the Merger is subject to customary closing conditions, including, without limitation, approval by the stockholders of HMT and Komag, regulatory approval and the occurrence of no material adverse effect with respect to either. The Reorganization Agreement also contains covenants regarding the activities of HMT and Komag prior to the earlier of effective time of the Merger and the termination of the Reorganization Agreement. HMT and Komag have each agreed to, among other things, conduct its business in the ordinary course, in accordance with past practices and in compliance with applicable laws and the requirements of all of its material contracts. In addition, a number of corporate actions by HMT during the period pending the closing of the Merger require Komag's approval, including dividends, issuances of capital stock, borrowings, capital expenditures and stock option grants above specified minimums.

The Reorganization Agreement may be terminated prior to the effective time of the Merger, whether before or after approval of the Reorganization Agreement and the Merger by the stockholders of HMT: (i) by mutual written consent of the Boards of Directors of Komag and HMT; (ii) subject to certain exceptions, by either Komag or HMT if the Merger shall not have been consummated by October 31, 2000; (iii) by either Komag or HMT in connection with certain legal or governmental actions having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; (iv) subject to certain limitations, by Komag or HMT if the Reorganization Agreement and the Merger shall not have been approved by the necessary vote of the HMT and Komag stockholders; (v) by Komag if a "Parent Triggering Event" (as defined in the Reorganization Agreement) shall have occurred; (vi) by HMT if a "Company Triggering Event" (as defined in the Reorganization Agreement) shall have occurred; (vii) by Komag, subject to certain limitations, if any of the representations and warranties of HMT contained in the Reorganization Agreement shall be or have become untrue, or if any of HMT's representations, warranties or covenants contained in the Reorganization Agreement shall have been breached in any material respect such that certain conditions precedent to closing to the Merger would not be satisfied as of the time of such breach or as of the time such representation or warranty became untrue; or (viii) by HMT, subject to certain limitations, if any of the representations and warranties of Komag contained in the Reorganization Agreement shall be or have become untrue, or if any of Komag's representations, warranties or covenants contained in the Reorganization Agreement shall have been breached in any material respect such that certain conditions precedent to closing of the Merger would not be satisfied as of the time of such breach or as of the time such representation or warranty became untrue, or if the conditions set forth in Section 6.2(c) of the Reorganization Agreement have not been met prior to August 15, 2000.

The description contained in this Item 4 of the transactions contemplated by the Reorganization Agreement is qualified in its entirety by reference to the full text of the Reorganization Agreement, a copy of which is attached to this
Schedule 13D as Exhibit 99.1.

Stock Option Agreement: As an inducement to HMT and pursuant to the Stock Option Agreement, Komag granted HMT the Option, under certain conditions, to acquire up to 13,144,750 shares of Komag Common Stock which, based on 66,054,041 shares of Komag Common Stock outstanding as of April 19, 2000 (as represented by Komag in the Reorganization Agreement) equals 19.9% of Komag's outstanding Common Stock, excluding shares of Komag Common Stock issuable upon exercise of the Option. Komag's obligation to issue shares pursuant to the exercise of the Stock Option is subject to the occurrence of certain events (each, an "Exercise Event"), which may not occur. In general, an Exercise Event may be deemed to occur: (a) if (i) the Board of Directors of Komag or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to HMT its recommendation in favor of adoption of the Reorganization Agreement;
(ii) Komag shall have failed to include in the Proxy Statement the recommendation of the Board of Directors of Komag in favor of adoption of the Reorganization Agreement; (iii) Board of Directors of Komag fails to reaffirm its recommendation in favor of adoption of the Reorganization Agreement within ten (10) business days after HMT requests in writing that such recommendation be reaffirmed at any time following the announcement of a Parent Acquisition Proposal (as defined in the Reorganization Agreement); (iv) the Board of Directors of Komag or any committee thereof shall have approved or recommended any Parent Acquisition Offer (as defined in the Reorganization Agreement); (v) Komag shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any Parent Acquisition Offer; (vi) a tender or exchange offer relating to securities of Komag constituting a Parent Acquisition Proposal shall have been commenced by a person unaffiliated with HMT and Komag shall not have sent to its securityholders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days after such tender or exchange offer is first published sent or given, a statement disclosing that Komag recommends rejection of such tender or exchange offer; or
(vii) Komag shall have breached in any material respect the provisions of
Section 5.4(b) of the Reorganization Agreement; or (b) the Reorganization Agreement is terminated by HMT or Komag, as applicable, pursuant to Section 7.1(b) or Section 7.1(d) of the Reorganization Agreement as a result of Komag's failure to obtain the required approvals of the stockholders of Komag and any of the following shall occur: (1) if after April 26, 2000 and prior to the termination of the Reorganization Agreement, a third party has publicly announced (and not publicly and irrevocably withdrawn) a Parent Acquisition Offer and within the Applicable Period (as defined in the Reorganization Agreement) a Parent Acquisition is consummated; or (2) if after April 26, 2000 and prior to the termination of this Agreement, a third party has publicly announced (and not publicly and irrevocably withdrawn) a Parent Acquisition Offer and within the Applicable Period Komag enters into an agreement or letter of intent providing for a Parent Acquisition. The description contained in this
Item 4 of the transactions contemplated by the Stock Option Agreement is qualified in its entirety by reference to the full text of the form of Stock Option Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.2.


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CUSIP No.         500453-10-5                                 PAGE 6 OF 13 PAGES
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As an inducement to HMT to enter into the Reorganization Agreement, each of Ray
L. Martin, Chris A. Eyre, Kathleen A. Bayless, Thian H. Tan, Edward H. Siegler, Eric Y. Tu, Christopher H. Bajorek, Masayoshi Takebayashi, Timothy H. Starkey, Michael R. Splinter, Anthony Sun, Irwin Federman, George A. Neil, Tsutoma Yamashita, and Thiam Seng Tan (individually, a "Komag Voting Agreement Stockholder" and, collectively, the "Komag Voting Agreement Stockholders") have entered into a Voting Agreement dated as of April 26, 2000 (individually, a "Komag Voting Agreement" and, collectively, the "Komag Voting Agreements") with Komag and HMT. The number of shares of Komag Common Stock beneficially owned by each of the Komag Voting Agreement Stockholders is set forth on Schedule II to this Schedule 13D. The Komag Voting Agreement Stockholders, who beneficially own an aggregate of 1,515,469 outstanding shares of Komag Common Stock (representing approximately 2.3% of the shares of Komag Common Stock as of April 19, 2000) have agreed that, prior to the Expiration Date, they will vote their shares of Komag Common Stock in favor (i) of the issuance of the shares of Komag Common Stock to be issued in the Merger and (ii) each of the other actions contemplated by the Reorganization Agreement. The Komag Voting Agreement Stockholders have also delivered to HMT irrevocable proxies with respect to the matters covered by the Komag Voting Agreements. The Komag Voting Agreement Stockholders have also agreed, in certain instances, to require any party to whom their shares of Komag Common Stock may be sold, pledged, granted an option to purchase, or otherwise transferred to execute a counterpart of the Komag Voting Agreement and agree to hold such Komag securities subject to all the terms and provisions of the Komag Voting Agreements. HMT did not pay any additional consideration to the Komag Voting Agreement Stockholders in connection with the execution and delivery of the Komag Voting Agreements. The description contained in this Item 4 of the transactions contemplated by the Komag Voting Agreement is qualified in its entirety by reference to the full text of the form of Komag Voting Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.3.

The purpose of the transactions under the Voting Agreements and the Stock Option Agreement are to enable Komag and HMT to consummate the transactions contemplated under the Reorganization Agreement.

(c) Not applicable.

(d) If the Merger is consummated, HMT will become a wholly-owned subsidiary of Komag and the Board of Directors and the officers of HMT shall be the directors and officers of Merger Sub immediately prior to the Effective Time. The number of directors comprising the full Board of Directors of Komag will be nine (9) persons, including (i) six of the current members of Komag's Board of Directors (or, if fewer than six of the current members of Komag's Board of Directors are available or willing to serve as a director of Komag after consummation of the Merger, such replacement directors as may be nominated by the remaining members of Komag's Board of Directors in accordance with the Bylaws of Komag) and (ii) three of HMT's current directors nominated by HMT (or, if fewer than three of the current members of HMT's Board of Directors are available or willing to serve as a director of Komag after consummation of the Merger, such replacement directors as may be nominated by the remaining directors of HMT).

(e) None, other than a change in the number of outstanding shares of HMT Common Stock as contemplated by the Reorganization Agreement.

(f) Upon consummation of the Merger, HMT will become a wholly-owned subsidiary of Komag.

(g) Upon consummation of the Merger, the Certificate of Incorporation and Bylaws of HMT will be amended and restated to conform to the Certificate of Incorporation and Bylaws of Merger Sub immediately prior to the Merger.

(h) Upon consummation of the Merger, the HMT Common Stock will cease to be quoted on any quotation system or exchange.

(i) Upon consummation of the Merger, the HMT Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(j) Other than as described above, HMT currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of
Schedule 13D (although HMT reserves the right to develop such plans).

CUSIP No.         500453-10-5                                 PAGE 7 OF 13 PAGES
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ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER


             (a) - (b) As a result of the Voting Agreements, HMT may be deemed to beneficially own 1,515,469 shares of Komag Common Stock, which represents approximately 2.3% of all the outstanding Komag Common Stock as of April 19, 2000 (as represented by Komag in the Reorganization Agreement discussed in Items 3 and 4).

             As a result of the Komag Voting Agreements, HMT shares voting power with respect to all 1,515,469 shares of Komag Common Stock with the individuals listed in Schedule II for the limited purposes described in Item 4 above. The names, addresses and occupations of the individuals who share voting power with HMT with respect to the 1,515,469 shares of Komag Common Stock referenced in Item 5(a) are listed in Schedule II. During the last five years, to HMT's knowledge, none of the individuals listed in Schedule II have been convicted in a criminal proceeding or have been parties to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

             In the event the Stock Option becomes exercisable and is exercised in full, HMT will have the sole power to vote, and the sole power to dispose of, 13,144,754 shares of Komag Common Stock which, based upon the 66,054,041 shares of Komag Common Stock outstanding as of April 19, 2000 (as represented by Komag in the Reorganization Agreement discussed in Items 3 and 4) equals 19.9% of the outstanding shares of Komag excluding shares of Komag Common Stock issuable upon exercise of the Option.

             To HMT's knowledge, no person listed on Schedule I has a beneficial ownership interest in Komag.

             To HMT's knowledge, all persons named in Schedule II to this
             Schedule 13D are citizens of the United States, except as otherwise set forth on Schedule II.

             (c) Transactions in HMT Common Stock

             HMT has not effected any transaction in Komag Common Stock during the past 60 days, except as disclosed herein.

CUSIP No.         500453-10-5                                 PAGE 8 OF 13 PAGES
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             (d) To the knowledge of HMT, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Komag reported herein.

             (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Item 4 above, to HMT's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Komag, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.                       DESCRIPTION
-----------                       -----------

99.1 Agreement and Plan of Merger and Reorganization dated as of April 26, 2000 by and among Komag, Incorporated, a Delaware corporation, KHM, Inc., a Delaware corporation, and HMT Technology Corporation, a Delaware corporation.

99.2 Parent Stock Option Agreement dated April 26, 2000 by and between HMT and Komag

99.3 Form of Parent Voting Agreement dated as of April 26, 2000, a substantially similar version of which has been executed by and between HMT Technology Corporation, a Delaware corporation, and each of Ray L. Martin, Chris A. Eyre, Kathleen A. Bayless, Thian H. Tan, Edward H. Siegler, Eric Y. Tu, Christopher H. Bajorek, Masayoshi Takebayashi, Timothy H. Starkey, Michael R. Splinter, Anthony Sun, Irwin Federman, George A. Neil, Tsutoma Yamashita, Thiam Seng Tan

CUSIP No.         500453-10-5                                 PAGE 9 OF 13 PAGES
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     May 8, 2000              HMT TECHNOLOGY CORPORATION

                                   By: /s/ Ronald J. Buschur
                                   ---------------------------------------------
                                           Ronald J. Buschur
                                           President and Chief Operating Officer

CUSIP No.         500453-10-5                                PAGE 10 OF 13 PAGES
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                                   SCHEDULE I

                     DIRECTORS AND EXECUTIVE OFFICERS OF HMT
                             TECHNOLOGY CORPORATION

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of HMT. Except as indicated below, the business address of each such person is 1055 Page Avenue, Fremont, CA 94538.


Officer's Name                Title and Present Principal Occupation
--------------                --------------------------------------
Ronald L. Schauer             Chief Executive Officer and Chairman of the Board

Ronald J. Buschur             President and Chief Operating Officer

Peter S. Norris               Executive Vice President of Finance and Chief
Financial Officer

Michael A. Russak             Executive Vice President of Research and
                              Development and Chief Technology Officer

Stanley E. Adams              Vice President of Quality Assurance

Joseph Haefele                Vice President of Operations, Fremont

Kamran Honardoost             Vice President of New Product Development

Director's Name               Title and Present Principal Occupation
---------------               --------------------------------------
Donald P. Beadle              Consult to various companies
                              1314 Sweetbay Lane
                              San Luis Obispo, CA 93401

Bruce Edwards                 President, Chief Executive Officer and Director of
                              Powerwave Technologies
                              2026 McGaw Avenue
                              Irvine, CA 92614

Richard S. Love               Retired as Vice President and General Manager of
                              the Computer Order Fulfillment and Manufacturing
                              Group
                              28100 Story Hill Lane
                              Los Altos Hills, CA 94022

Harry G. Van Wickle           President and Chief Executive Officer of Intarsia
                              Corporation
                              Intarsia Corporation
                              48611 Warm Springs Blvd.
                              Fremont, CA 94539

Ronald J. Schauer             Chief Executive Officer and Chairman of the Board

CUSIP No.         500453-10-5                                PAGE 11 OF 13 PAGES
                  -----------                                ------------------

                                   SCHEDULE II

                   PERCENTAGE OF OUTSTANDING SHARES OF KOMAG


The following table sets forth the name, shares beneficially owned, business address and present principal occupation or employment of each director and executive officer of Komag. Except as indicated below, all of the individuals listed below are citizens of the United States. Except as indicated below, the business address of each such person is 1710 Automation Parkway, San Jose, CA 95131.


NAME OF VOTING AGREEMENT                                 BENEFICIALLY OWNED COMMON STOCK AS OF
------------------------                                 -------------------------------------
     STOCKHOLDER                                                 AS OF April 19, 2000
     -----------                                                 --------------------
Ray L. Martin(1)                                                         2,395

Christopher A. Eyre(2)                                                  66,500
           Private Investor
           500 Becado Place
           Fremont, CA 94539

Kathleen A. Bayless(3)                                                  99,354

Thian H. Tan(4)                                                        146,020

Edward H. Siegler(5)                                                   104,137

Eric Y. Tu(6)                                                           83,833

Christopher H. Bajorek(7)                                              333,136

Masayoshi Takebayashi(8)*                                               59,750
           President, Chief Executive Officer, Kobe Precision,
           Incorporated 31031 Huntwood Avenue
           Hayward, CA 94544

Timothy H. Starkey(9)                                                   44,312

Michael R. Splinter(10)                                                  7,500
           Senior Vice President and General Manager,
           Technology and Manufacturing Group, Intel Corporation
           MS RN3-69
           2200 Mission College Boulevard
           Santa Clara, CA 95052
Anthony Sun(11)                                                        139,310
           General Partner, Venrock Associates
           2494 Sand Hill Road, #200
           Menlo Park, CA 94025

Irwin Federman(12)                                                     127,371
           General Partner, U.S. Venture Partners
           2180 Sand Hill Road, Suite 200
           Menlo Park, CA 94025

George A. Neil(13)                                                      52,500
           Consultant to Asahi Glass America, Inc.
           720 Diamondhead Drive
           Pinehurst, NC 28374

Tsutoma Yamashita(14)                                                  182,952

Thiam Seng Tan(15)**                                                    66,399


(1) Represents shares held as of April 19, 2000 and there are no shares subject to options which are currently exercisable or which will become exercisable within sixty (60) days after May 5, 2000.

CUSIP No.         500453-10-5                                PAGE 12 OF 13 PAGES
                  -----------                                -------------------

(2) Represents shares held as of April 19, 2000 and includes 65,500 shares subject to options which are currently exercisable or which will become exercisable within sixty (60) days after May 5, 2000.

(3) Represents shares held as of April 19, 2000 and includes 95,930 shares subject to options which are currently exercisable or which will become exercisable within sixty (60) days after May 5, 2000.

(4) Represents shares held as of April 19, 2000 and includes 110,578 shares subject to options which are currently exercisable or which will become exercisable within sixty (60) days after May 5, 2000.

(5) Represents shares held as of April 19, 2000 and includes 94,507 shares subject to options which are currently exercisable or which will become exercisable within sixty (60) days after May 5, 2000.

(6) Represents shares held as of April 19, 2000 and includes 83,333 shares subject to options which are currently exercisable or which will become exercisable within sixty (60) days after May 5, 2000.

(7) Represents shares held as of April 19, 2000 and includes 297,349 shares subject to options which are currently exercisable or which will become exercisable within sixty (60) days after May 5, 2000.

(8) Represents shares held as of April 19, 2000 and includes 39,750 shares subject to options which are currently exercisable or which will become exercisable within sixty (60) days after May 5, 2000. Excludes shares held by Kobe Steel, Ltd. and Kobe Steel USA Holdings Incorporated. Mr. Takebayashi is an Executive Officer of Kobe Precision, Incorporated, a wholly-owned subsidiary of Kobe Steel, Ltd., and on such basis may be deemed, under the 1934 Act, the beneficial owner of the 2,000,002 shares beneficially owned by such corporations with shared voting and investment power with respect thereto. Mr. Takebayashi disclaims beneficial ownership of these shares.

(9) Represents shares held as of April 19, 2000 and includes 43,182 shares subject to options which are currently exercisable or which will become exercisable within sixty (60) days after May 5, 2000.

(10) Represents shares held as of April 19, 2000 and includes 7,500 shares subject to options which are currently exercisable or which will become exercisable within sixty (60) days after May 5, 2000.

(11) Represents shares held as of April 19, 2000 and includes 65,500 shares subject to options which are currently exercisable or which will become exercisable within sixty (60) days after May 5, 2000.

(12) Represents shares held as of April 19, 2000 and includes 36,250 shares subject to options which are currently exercisable or which will become exercisable within sixty (60) days after May 5, 2000.

(13) Represents shares held as of April 19, 2000 and includes 51,500 shares subject to options which are currently exercisable or which will become exercisable within sixty (60) days after May 5, 2000.

(14) Represents shares held as of April 19, 2000 and includes 178,503 shares subject to options which are currently exercisable or which will become exercisable within sixty (60) days after May 5, 2000.

(15) Represents shares held as of April 19, 2000 and includes 60,943 shares subject to options which are currently exercisable or which will become exercisable within sixty (60) days after May 5, 2000.

 * Citizen of Maylasia
** Citizen of Japan

CUSIP No.         500453-10-5                                PAGE 13 OF 13 PAGES
                  -----------                                ------------------

                                  EXHIBIT INDEX

                                                                                           SEQUENTIALLY
EXHIBIT NO.                        DESCRIPTION                                             NUMBERED PAGE
-----------                        -----------                                             -------------
99.1    Agreement and Plan of Merger and Reorganization dated as of April 26,
        2000, by and among Komag, Incorporated, a Delaware corporation, KHM,
        Inc., a Delaware corporation, and HMT Technology Corporation, a Delaware corporation.

99.2 Parent Stock Option Agreement dated April 26, 2000 by and between HMT and Komag

99.3 Form of Parent Voting Agreement dated as of April 26, 2000, a substantially similar version of which has been executed by and between HMT Technology Corporation., a Delaware corporation, and each of. Ray L.
        Martin, Chris A. Eyre, Kathleen A. Bayless, Thian H. Tan, Edward H.
        Siegler, Eric Y. Tu, Christopher H. Bajorek, Masayoshi Takebayashi,
        Timothy H. Starkey, Michael R. Splinter, Anthony Sun, Irwin Federman,
        George A. Neil, Tsutoma Yamashita